Exhibit 99.4

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS

AS AT AND FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2022

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(₹ in millions, except share and per share data, unless otherwise stated)

	Notes	As at March 31, 2022	As at September 30, 2022
ASSETS
Goodwill	6	246,989	302,608	3,719
Intangible assets	6	43,555	48,307	594
Property, plant and equipment	4	90,898	91,253	1,121
Right-of-Use assets	5	18,870	19,308	237
Financial assets
Derivative assets	17	6	125	2
Investments	8	19,109	21,266	261
Trade receivables		4,765	4,492	55
Other financial assets	11	6,084	6,080	75
Investments accounted for using the equity method		774	742	9
Deferred tax assets		2,298	3,984	49
Non-current tax assets		10,256	10,234	126
Other non-current assets	12	14,826	14,872	183

Total non-current assets		458,430	523,271	6,431

Inventories	9	1,334	2,006	25
Financial assets
Derivative assets	17	3,032	5,652	69
Investments	8	241,655	274,341	3,372
Cash and cash equivalents	10	103,836	73,023	897
Trade receivables		115,219	125,240	1,540
Unbilled receivables		60,809	62,526	768
Other financial assets	11	42,914	10,882	134
Contract assets		20,647	25,203	310
Current tax assets		2,373	4,458	55
Other current assets	12	28,933	35,268	433

Total current assets		620,752	618,599	7,603

TOTAL ASSETS		1,079,182	1,141,870	14,034

EQUITY
Share capital		10,964	10,971	135
Share premium		1,566	2,667	33
Retained earnings		551,252	603,002	7,411
Share-based payment reserve		5,258	5,819	72
Special Economic Zone re-investment reserve		47,061	48,404	595
Other components of equity		42,057	46,694	574

Equity attributable to the equity holders of the Company		658,158	717,557	8,820
Non-controlling interests		515	328	4

TOTAL EQUITY		658,673	717,885	8,824

LIABILITIES
Financial liabilities
Loans and borrowings	13	56,463	60,656	745
Lease liabilities		15,177	15,465	190
Derivative liabilities	17	48	154	2
Other financial liabilities	14	2,961	2,946	36
Deferred tax liabilities		12,141	13,388	165
Non-current tax liabilities		17,818	16,461	202
Other non-current liabilities	15	7,571	8,529	105
Provisions	16	1	^	^

Total non-current liabilities		112,180	117,599	1,445

Financial liabilities
Loans, borrowings and bank overdrafts	13	95,233	109,834	1,350
Lease liabilities		9,056	8,633	106
Derivative liabilities	17	585	7,306	90
Trade payables and accrued expenses		99,034	90,984	1,117
Other financial liabilities	14	33,110	5,823	72
Contract liabilities		27,915	25,967	319
Current tax liabilities		13,231	22,034	271
Other current liabilities	15	27,394	33,244	409
Provisions	16	2,771	2,561	31

Total current liabilities		308,329	306,386	3,765

TOTAL LIABILITIES		420,509	423,985	5,210

TOTAL EQUITY AND LIABILITIES		1,079,182	1,141,870	14,034

^	Value is less than 1

The accompanying notes form an integral part of these interim condensed consolidated financial statements

As per our report of even date attached	For and on behalf of the Board of Directors

for Deloitte Haskins & Sells LLP Chartered Accountants Firm Registration No: 117366W/W - 100018	Rishad A. Premji Chairman	Deepak M. Satwalekar Director	Thierry Delaporte Chief Executive Officer and Managing Director

Anand Subramanian Partner	Jatin Pravinchandra Dalal Chief Financial Officer		M. Sanaulla Khan Company Secretary
Membership No. 110815

Bengaluru
October 12, 2022

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENT OF INCOME

(₹ in millions, except share and per share data, unless otherwise stated)

		Three months ended September 30,			Six months ended September 30,
	Notes	2021	2022	2022	2021	2022	2022
				Convenience translation into US dollar in millions (unaudited) Refer to Note 2(iii)			Convenience translation into US dollar in millions (unaudited) Refer to Note 2(iii)
Revenues	20	196,674	225,397	2,770	379,198	440,683	5,416
Cost of revenues	21	(137,562)	(163,835)	(2,013)	(265,129)	(319,435)	(3,926)

Gross profit		59,112	61,562	757	114,069	121,248	1,490

Selling and marketing expenses	21	(13,852)	(15,140)	(186)	(26,869)	(30,499)	(375)
General and administrative expenses	21	(11,288)	(14,976)	(184)	(21,818)	(28,447)	(350)
Foreign exchange gains/(losses), net	23	933	1,057	13	2,093	2,091	26
Other operating income	26	15	—	—	2,165	—	—

Results from operating activities		34,920	32,503	400	69,640	64,393	791

Finance expenses	22	(1,459)	(2,270)	(28)	(2,205)	(4,315)	(53)
Finance and other income	23	4,114	4,040	50	8,733	7,730	95
Share of net profit/ (loss) of associates accounted for using the equity method		(10)	(72)	(1)	(3)	(87)	(1)

Profit before tax		37,565	34,201	421	76,165	67,721	832
Income tax expense	19	(8,259)	(7,710)	(95)	(14,484)	(15,641)	(192)

Profit for the period		29,306	26,491	326	61,681	52,080	640

Profit attributable to:
Equity holders of the Company		29,307	26,590	327	61,628	52,226	642
Non-controlling interests		(1)	(99)	(1)	53	(146)	(2)

Profit for the period		29,306	26,491	326	61,681	52,080	640

Earnings per equity share:	24
Attributable to equity holders of the Company
Basic		5.36	4.86	0.06	11.28	9.55	0.12
Diluted		5.35	4.85	0.06	11.25	9.52	0.12

Weighted average number of equity shares used in computing earnings per equity share
Basic		5,464,831,135	5,476,167,685	5,476,167,685	5,464,021,919	5,473,962,200	5,473,962,200
Diluted		5,480,490,360	5,484,785,054	5,484,785,054	5,478,297,758	5,486,081,940	5,486,081,940

^	Value is less than 1

The accompanying notes form an integral part of these interim condensed consolidated financial statements

As per our report of even date attached	For and on behalf of the Board of Directors

for Deloitte Haskins & Sells LLP Chartered Accountants Firm Registration No: 117366W/W - 100018	Rishad A. Premji Chairman	Deepak M. Satwalekar Director	Thierry Delaporte Chief Executive Officer and Managing Director

Anand Subramanian Partner	Jatin Pravinchandra Dalal Chief Financial Officer		M. Sanaulla Khan Company Secretary
Membership No. 110815

Bengaluru
October 12, 2022

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(₹ in millions, except share and per share data, unless otherwise stated)

	Three months ended September 30,			Six months ended September 30,
	2021	2022	2022	2021	2022	2022
			Convenience translation into US dollar in millions (unaudited) Refer to Note 2(iii)			Convenience translation into US dollar in millions (unaudited) Refer to Note 2(iii)
Profit for the period	29,306	26,491	326	61,681	52,080	640
Other comprehensive income (OCI)
Items that will not be reclassified to profit or loss in subsequent periods
Remeasurements of the defined benefit plans, net	156	295	4	(779)	607	7
Net change in fair value of investment in equity instruments measured at fair value through OCI	3,017	180	2	5,605	1,513	19

	3,173	475	6	4,826	2,120	26

Items that will be reclassified to profit or loss in subsequent periods
Foreign currency translation differences	(2,498)	3,027	37	140	8,658	106
Reclassification of foreign currency translation differences on sale of investment in associates and liquidation of subsidiaries to statement of income	(3)	(23)	^	(35)	(23)	^
Net change in time value of option contracts designated as cash flow hedges	71	(55)	(1)	58	(301)	(4)
Net change in intrinsic value of option contracts designated as cash flow hedges	88	(121)	(1)	(90)	(327)	(4)
Net change in fair value of forward contracts designated as cash flow hedges	1,376	(517)	(6)	651	(1,500)	(18)
Net change in fair value of investment in debt instruments measured at fair value through OCI	(152)	148	2	(193)	(3,954)	(49)

	(1,118)	2,459	31	531	2,553	31

Total other comprehensive income, net of taxes	2,055	2,934	37	5,357	4,673	57

Total comprehensive income for the period	31,361	29,425	363	67,038	56,753	697

Total comprehensive income attributable to:
Equity holders of the Company	31,362	29,512	364	66,962	56,863	698
Non-controlling interests	(1)	(87)	(1)	76	(110)	(1)

	31,361	29,425	363	67,038	56,753	697

^	Value is less than 1

The accompanying notes form an integral part of these interim condensed consolidated financial statements

As per our report of even date attached	For and on behalf of the Board of Directors

for Deloitte Haskins & Sells LLP Chartered Accountants Firm Registration No: 117366W/W - 100018	Rishad A. Premji Chairman	Deepak M. Satwalekar Director	Thierry Delaporte Chief Executive Officer and Managing Director

Anand Subramanian Partner	Jatin Pravinchandra Dalal Chief Financial Officer		M. Sanaulla Khan Company Secretary
Membership No. 110815

Bengaluru
October 12, 2022

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(₹ in millions, except share and per share data, unless otherwise stated)

							Other components of equity				Non- controlling interests	Total equity
Particulars	Number of shares (1)	Share capital, fully paid- up	Share premium	Retained earnings	Share- based payment reserve	Special Economic Zone re- investment reserve	Foreign currency translation reserve (2)	Cash flow hedging reserve	Other reserves (2)	Equity attributable to the equity holders of the Company
As at April 1, 2021	5,479,138,555	10,958	714	466,692	3,071	41,154	22,936	1,730	5,840	553,095	1,498	554,593
Comprehensive income for the period
Profit for the period		—	—	61,628	—	—	—	—	—	61,628	53	61,681
Other comprehensive income		—	—	—	—	—	82	619	4,633	5,334	23	5,357

Total comprehensive income for the period		—	—	61,628	—	—	82	619	4,633	66,962	76	67,038

Issue of equity shares on exercise of options	1,680,642	4	450	—	(450)	—	—	—	—	4	—	4
Issue of shares by controlled trust on exercise of options (1)	—	—	—	413	(413)	—	—	—	—	—	—	—
Compensation cost related to employee share-based payment	—	—	—	4	1,599	—	—	—	—	1,603	—	1,603
Transferred to special economic zone reinvestment reserve	—	—	—	(2,083)	—	2,083	—	—	—	—	—	—
Dividend	—	—	—	—	—	—	—	—	—	—	(442)	(442)
Others	—	—	—	—	—	—	—	—	—	—	(44)	(44)

Other transactions for the period	1,680,642	4	450	(1,666)	736	2,083	—	—	—	1,607	(486)	1,121

As at September 30, 2021	5,480,819,197	10,962	1,164	526,654	3,807	43,237	23,018	2,349	10,473	621,664	1,088	622,752

(1)

Includes 17,449,249 treasury shares held as at September 30, 2021 by a controlled trust. 1,951,966 shares have been transferred by the controlled trust to eligible employees on exercise of options during the six months ended September 30, 2021.

(2)	Refer to Note 18

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(₹ in millions, except share and per share data, unless otherwise stated)

							Other components of equity				Non- controlling interests	Total equity
Particulars	Number of shares (1)	Share capital, fully paid- up	Share premium	Retained earnings	Share- based payment reserve	Special Economic Zone re- investment reserve	Foreign currency translation reserve (2)	Cash flow hedging reserve	Other reserves (2)	Equity attributable to the equity holders of the Company
As at April 1, 2022	5,482,070,115	10,964	1,566	551,252	5,258	47,061	26,850	1,477	13,730	658,158	515	658,673
Adjustment on adoption of amendments to IAS 37		—	—	(51)	—	—	—	—	—	(51)	—	(51)

Adjusted balance as at April 1, 2022	5,482,070,115	10,964	1,566	551,201	5,258	47,061	26,850	1,477	13,730	658,107	515	658,622

Comprehensive income for the period
Profit for the period		—	—	52,226	—	—	—	—	—	52,226	(146)	52,080
Other comprehensive income		—	—	—	—	—	8,599	(2,128)	(1,834)	4,637	36	4,673

Total comprehensive income for the period		—	—	52,226	—	—	8,599	(2,128)	(1,834)	56,863	(110)	56,753

Issue of equity shares on exercise of options	3,471,525	7	1,101	—	(1,101)	—	—	—	—	7	—	7
Issue of shares by controlled trust on exercise of options (1)		—	—	912	(912)	—	—	—	—	—	—	—
Compensation cost related to employee share-based payment		—	—	6	2,574	—	—	—	—	2,580	—	2,580
Transferred to special economic zone re-investment reserve		—	—	(1,343)	—	1,343	—	—	—	—	—	—
Others		—	—	—	—	—	—	—	—	—	(77)	(77)

Other transactions for the period	3,471,525	7	1,101	(425)	561	1,343	—	—	—	2,587	(77)	2,510

As at September 30, 2022	5,485,541,640	10,971	2,667	603,002	5,819	48,404	35,449	(651)	11,896	717,557	328	717,885

Convenience translation into US dollar in millions (unaudited) Refer to Note 2(iii)		135	33	7,411	72	595	436	(8)	146	8,820	4	8,824

(1)

Includes 11,573,848 treasury shares held as at September 30, 2022 by a controlled trust. 3,115,881 shares have been transferred by the controlled trust to eligible employees on exercise of options during the six months ended September 30, 2022.

(2)	Refer to Note 18

The accompanying notes form an integral part of these interim condensed consolidated financial statements

As per our report of even date attached	For and on behalf of the Board of Directors

for Deloitte Haskins & Sells LLP Chartered Accountants Firm Registration No: 117366W/W - 100018	Rishad A. Premji Chairman	Deepak M. Satwalekar Director	Thierry Delaporte Chief Executive Officer and Managing Director

Anand Subramanian Partner	Jatin Pravinchandra Dalal Chief Financial Officer		M. Sanaulla Khan Company Secretary
Membership No. 110815

Bengaluru
October 12, 2022

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(₹ in millions, except share and per share data, unless otherwise stated)

	Six months ended September 30,
	2021	2022	2022
			Convenience translation into US dollar in millions (unaudited) Refer to Note 2(iii)
Cash flows from operating activities
Profit for the period	61,681	52,080	640
Adjustments to reconcile profit for the period to net cash generated from operating activities
Gain on sale of property, plant and equipment, net	(495)	(148)	(2)
Depreciation, amortization and impairment expense	16,107	15,707	193
Unrealized exchange (gain)/loss, net and exchange (gain)/loss on borrowings	(782)	1,406	17
Share-based compensation expense	1,599	2,574	32
Share of net (profit)/loss of associates accounted for using equity method	3	87	1
Income tax expense	14,484	15,641	192
Finance and other income, net of finance expenses	(5,043)	(3,415)	(42)
Gain from sale of business and investment accounted for using the equity method	(2,165)	—	—
Gain on derecognition of contingent consideration payable	—	(271)	(3)
Changes in operating assets and liabilities, net of effects from acquisitions
Trade receivables	(6,806)	(4,971)	(61)
Unbilled receivables and contract assets	(9,445)	(3,861)	(47)
Inventories	290	(664)	(8)
Other assets	64	(3,242)	(40)
Trade payables, accrued expenses, other liabilities and provisions	2,445	(2,783)	(34)
Contract liabilities	(2,176)	(2,929)	(36)

Cash generated from operating activities before taxes	69,761	65,211	802
Income taxes paid, net	(12,345)	(15,418)	(189)

Net cash generated from operating activities	57,416	49,793	613

Cash flows from investing activities
Payment for purchase of property, plant and equipment	(10,339)	(8,737)	(107)
Proceeds from disposal of property, plant and equipment	667	181	2
Payment for purchase of investments	(489,641)	(382,779)	(4,704)
Proceeds from sale of investments	494,485	347,617	4,272
Proceeds from restricted interim dividend account	—	27,410	337
Payment for business acquisitions including deposits and escrow, net of cash acquired	(113,503)	(46,341)	(570)
Proceeds from sale of investment accounted for using the equity method	1,632	—	—
Interest received	7,354	6,151	76
Dividend received	2	2	^

Net cash used in investing activities	(109,343)	(56,496)	(694)

Cash flows from financing activities
Proceeds from issuance of equity shares and shares pending allotment	4	7	^
Repayment of loans and borrowings	(141,069)	(79,298)	(975)
Proceeds from loans and borrowings	173,485	91,617	1,126
Payment of lease liabilities	(4,889)	(4,927)	(61)
Payment for deferred contingent consideration	—	(1,169)	(14)
Interest and finance expenses paid	(2,562)	(3,458)	(42)
Payment of dividend	—	(27,337)	(336)
Payment of dividend to non-controlling interests holders	(442)	—	—

Net cash generated from/(used in) financing activities	24,527	(24,565)	(302)

Net decrease in cash and cash equivalents during the period	(27,400)	(31,268)	(383)
Effect of exchange rate changes on cash and cash equivalents	(246)	456	6
Cash and cash equivalents at the beginning of the period	169,663	103,833	1,276

Cash and cash equivalents at the end of the period (Note 10)	142,017	73,021	899

^	Value is less than 1

The accompanying notes form an integral part of these interim condensed consolidated financial statements

As per our report of even date attached	For and on behalf of the Board of Directors

for Deloitte Haskins & Sells LLP Chartered Accountants Firm Registration No: 117366W/W - 100018	Rishad A. Premji Chairman	Deepak M. Satwalekar Director	Thierry Delaporte Chief Executive Officer and Managing Director

Anand Subramanian Partner	Jatin Pravinchandra Dalal Chief Financial Officer		M. Sanaulla Khan Company Secretary
Membership No. 110815

Bengaluru
October 12, 2022

WIPRO LIMITED AND SUBSIDIARIES

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(₹ in millions, except share and per share data, unless otherwise stated)

1. The Company overview

Wipro Limited (“Wipro” or the “Parent Company”), together with its subsidiaries and controlled trusts (collectively, “we”, “us”, “our”, “the Company” or the “Group”) is a global information technology (“IT”), consulting and business process services (“BPS”) company.

Wipro is a public limited company incorporated and domiciled in India. The address of its registered office is Wipro Limited, Doddakannelli, Sarjapur Road, Bengaluru – 560 035, Karnataka, India. The Company has its primary listing with BSE Ltd. and National Stock Exchange of India Ltd. The Company’s American Depository Shares (“ADS”) representing equity shares are also listed on the New York Stock Exchange.

The Company’s Board of Directors authorized these interim condensed consolidated financial statements for issue on October 12, 2022.

2. Basis of preparation of interim condensed consolidated financial statements

(i) Statement of compliance and basis of preparation

These interim condensed consolidated financial statements have been prepared in compliance with IAS 34, “Interim Financial Reporting”, as issued by the International Accounting Standards Board (“IASB”). Selected explanatory notes are included to explain events and transactions that are significant to understand the changes in financial position and performance of the Company since the last annual consolidated financial statements as at and for the year ended March 31, 2022. These interim condensed consolidated financial statements do not include all the information required for full annual financial statements prepared in accordance with International Financial Reporting Standards and its interpretations (“IFRS”).

The interim condensed consolidated financial statements correspond to the classification provisions contained in IAS 1 (revised), “Presentation of Financial Statements”. For clarity, various items are aggregated in the interim condensed consolidated statements of income and interim condensed consolidated statements of financial position. These items are disaggregated separately in the notes to the financial statement, where applicable. The accounting policies have been consistently applied to all periods presented in these interim condensed consolidated financial statements except for the adoption of new accounting standards, amendments and interpretations effective from April 1, 2022.

All amounts included in the interim condensed consolidated financial statements are reported in millions of Indian rupees (₹ in millions) except share and per share data, unless otherwise stated. Due to rounding off, the numbers presented throughout the document may not add up precisely to the totals and percentages may not precisely reflect the absolute figures. Previous year figures have been regrouped/rearranged, wherever necessary.

(ii) Basis of measurement

These interim condensed consolidated financial statements have been prepared on a historical cost convention and on an accrual basis, except for the following material items which have been measured at fair value as required by relevant IFRS:

a.	Derivative financial instruments;

b.	Financial instruments classified as fair value through other comprehensive income or fair value through profit or loss;

c.	The defined benefit liability/(asset) recognized as the present value of defined benefit obligation less fair value of plan assets; and

d.	Contingent consideration.

(iii) Convenience translation (unaudited)

The accompanying interim condensed consolidated financial statements have been prepared and reported in Indian rupees, the functional currency of the Parent Company. Solely for the convenience of the readers, the interim condensed consolidated financial statements as at and for the three and six months ended September 30, 2022, have been translated into United States dollars at the certified foreign exchange rate of US$1 = ₹ 81.37 as published by Federal Reserve Board of Governors on September 30, 2022. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollars at such a rate or any other rate. Due to rounding off, the translated numbers presented throughout the document may not add up precisely to the totals.

(iv) Use of estimates and judgment

The preparation of the interim condensed consolidated financial statements in conformity with IFRS requires the management to make judgments, accounting estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Accounting estimates are monetary amounts in the interim condensed consolidated financial statements that are subject to measurement uncertainty. An accounting policy may require items in the interim condensed consolidated financial statements to be measured at monetary amounts that cannot be observed directly and must instead be estimated. In such a case, management develops an accounting estimate to achieve the objective set out by the accounting policy. Developing accounting estimates involves the use of judgements or assumptions based on the latest available and reliable information. Actual results may differ from those accounting estimates.

Accounting estimates and underlying assumptions are reviewed on an ongoing basis. Changes to accounting estimates are recognized in the period in which the estimates are changed and in any future periods affected. In particular, information about material areas of estimation, uncertainty and critical judgments in applying accounting policies that have material effect on the amounts recognized in the interim condensed consolidated financial statements are included in the following notes:

a)

Revenue recognition: The Company applies judgement to determine whether each product or service promised to a customer is capable of being distinct, and is distinct in the context of the contract, if not, the promised product or service is combined and accounted as a single performance obligation. The Company allocates the arrangement consideration to separately identifiable performance obligation deliverables based on their relative stand-alone selling price. In cases where the Company is unable to determine the stand-alone selling price the Company uses expected cost-plus margin approach in estimating the stand-alone selling price. The Company uses the percentage of completion method using the input (cost expended) method to measure progress towards completion in respect of fixed price contracts. Percentage of completion method accounting relies on estimates of total expected contract revenue and costs. This method is followed when reasonably dependable estimates of the revenues and costs applicable to various elements of the contract can be made. Key factors that are reviewed in estimating the future costs to complete include estimates of future labor costs and productivity efficiencies. Because the financial reporting of these contracts depends on estimates that are assessed continually during the term of these contracts, revenue recognized, profit and timing of revenue for remaining performance obligations are subject to revisions as the contract progresses to completion. When estimates indicate that a loss will be incurred, the loss is provided for in the period in which the loss becomes probable. Volume discounts are recorded as a reduction of revenue. When the amount of discount varies with the levels of revenue, volume discount is recorded based on estimate of future revenue from the customer.

b)

Impairment testing: Goodwill and intangible assets with indefinite useful life recognized on business combination are tested for impairment at least annually and when events occur or changes in circumstances indicate that the recoverable amount of an asset or a cash generating unit to which an asset pertains is less than the carrying value. The Company assesses acquired intangible assets with finite useful life for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The recoverable amount of an asset or a cash generating unit is higher of value-in-use and fair value less cost of disposal. The calculation of value in use of an asset or a cash generating unit involves use of significant estimates and assumptions which include turnover, growth rates and net margins used to calculate projected future cash flows, risk-adjusted discount rate, future economic and market conditions.

c)	Income taxes: The major tax jurisdictions for the Company are India and the United States of America.

Significant judgments are involved in determining the provision for income taxes including judgment on whether tax positions are probable of being sustained in tax assessments. A tax assessment can involve complex issues, which can only be resolved over extended time periods.

Deferred tax is recorded on temporary differences between the tax bases of assets and liabilities and their carrying amounts, at the rates that have been enacted or substantively enacted at the reporting date. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable profits during the periods in which those temporary differences and tax loss carry-forwards become deductible. The Company considers expected reversal of deferred tax liabilities and projected future taxable income in making this assessment. The amount of deferred tax assets considered realizable, however, could reduce in the near term if estimates of future taxable income during the carry-forward period are reduced.

d)

Business combinations: In accounting for business combinations, judgment is required to assess whether an identifiable intangible asset is to be recorded separately from goodwill. Additionally, estimating the acquisition date fair value of the identifiable assets acquired (including useful life estimates), liabilities assumed, and contingent consideration assumed involves management judgment. These measurements are based on information available at the acquisition date and are based on expectations and assumptions that have been deemed reasonable by management. Changes in these judgments, estimates, and assumptions can materially affect the results of operations.

e)

Defined benefit plans and compensated absences: The cost of the defined benefit plans, compensated absences and the present value of the defined benefit obligations are based on actuarial valuation using the projected unit credit method. An actuarial valuation involves making various assumptions that may differ from actual developments in the future. These include the determination of the discount rate, future salary increases and mortality rates. Due to the complexities involved in the valuation and its long-term nature, a defined benefit obligation is highly sensitive to changes in these assumptions. All assumptions are reviewed at each reporting date.

f)

Expected credit losses on financial assets: The impairment provisions of financial assets are based on assumptions about risk of default and expected timing of collection. The Company uses judgment in making these assumptions and selecting the inputs to the expected credit loss calculation based on the Company’s history of collections, customer’s creditworthiness, existing market conditions as well as forward looking estimates at the end of each reporting period.

g)

Provisions and contingent liabilities: The Company estimates the provisions that have present obligations as a result of past events and it is probable that outflow of resources will be required to settle the obligations. These provisions are reviewed at the end of each reporting date and are adjusted to reflect the current best estimates.

The Company uses significant judgement to disclose contingent liabilities. Contingent liabilities are disclosed when there is a possible obligation arising from past events, the existence of which will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Company or a present obligation that arises from past events where it is either not probable that an outflow of resources will be required to settle the obligation or a reliable estimate of the amount cannot be made. Contingent assets are neither recognized nor disclosed in the financial statements.

h)

Uncertainty relating to the global health pandemic on COVID-19: In assessing the recoverability of receivables including unbilled receivables, contract assets and contract costs, goodwill, intangible assets, and certain investments, the Company has considered internal and external information up to the date of approval of these interim condensed consolidated financial statements including credit reports and economic forecasts. Based on the current indicators of future economic conditions, the Company expects to recover the carrying amount of these assets.

The Company bases its assessment on the belief that the probability of occurrence of forecasted transactions is not impacted by COVID-19. The Company has considered the effect of changes, if any, in both counterparty credit risk and its own credit risk while assessing hedge effectiveness and measuring hedge ineffectiveness and continues to believe that COVID-19 has no impact on effectiveness of its hedges.

The impact of COVID-19 may be different from what we have estimated as of the date of approval of these interim condensed consolidated financial statements and the Company will continue to closely monitor any material changes to future economic conditions.

3. Material accounting policy information

Please refer to the Company’s Annual report for the year ended March 31, 2022, for a discussion of the Company’s other material accounting policy information except for the adoption of new accounting standards, amendments and interpretations effective on or after April 1, 2022.

New amendment adopted by the Company effective from April 1, 2022:

Amendments to IAS 37 – Onerous Contracts – Cost of Fulfilling a Contract

On May 14, 2020, the IASB issued “Onerous Contracts – Cost of Fulfilling a Contract (Amendments to IAS 37)”, amending the standard regarding costs a company should include as the cost of fulfilling a contract when assessing whether a contract is onerous. The amendment specifies that the “cost of fulfilling” a contract comprises the “costs that relate directly to the contract”. Costs that relate directly to a contract can either be incremental costs of fulfilling that contract or an allocation of other costs that relate directly to fulfilling contracts. The adoption of this amendment has resulted in a reduction of ₹ 51 in opening retained earnings, primarily due to allocation of other costs that relate directly to fulfilling contracts.

New amendments not yet adopted:

Certain new standards, amendments to standards and interpretations are not yet effective for annual periods beginning after April 1, 2022 and have not been applied in preparing these interim condensed consolidated financial statements. New standards, amendments to standards and interpretations that could have potential impact on the interim condensed consolidated financial statements of the Company are:

Amendments to IAS 12 – “Income Taxes”

On May 7, 2021, the IASB amended IAS 12 “Income Taxes” and published ‘Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12)’ that clarify how companies account for deferred tax on transactions such as leases and decommissioning obligations. In specified circumstances, companies are exempt from recognizing deferred tax when they recognize assets or liabilities for the first time. The amendments clarify that this exemption does not apply to transactions such as leases and decommissioning obligations and companies are required to recognize deferred tax on such transactions. These amendments are effective for annual reporting periods beginning on or after January 1, 2023 and are to be applied retrospectively, with earlier application permitted. The Company is currently evaluating the impact of amendments to IAS 12 on the interim condensed consolidated financial statements.

Amendments to IAS 1 – Presentation of Financial Statements

On January 23, 2020, the IASB issued “Classification of liabilities as Current or Non-Current (Amendments to IAS 1)” providing a more general approach to the classification of liabilities under IAS 1 based on the contractual arrangement in place at the reporting date. The amendments aim to promote consistency in applying the requirements by helping companies to determine whether, in the statement of financial position, debt and other liabilities with an uncertain settlement date should be classified as current (due or potentially due to be settled within one year) or non-current. The amendments also clarified the classification requirements for debt a company might settle by converting it into equity. These amendments are effective for annual reporting periods beginning on or after January 1, 2023 and are to be applied retrospectively, with earlier application permitted. The adoption of amendments to IAS 1 is not expected to have any material impact on the interim condensed consolidated financial statements.

4. Property, plant and equipment

	Land		Buildings		Plant and equipment*		Furniture fixtures and equipment		Vehicles		Total
Gross carrying value:
As at April 1, 2021	₹	3,815	₹	39,414	₹	110,855	₹	20,692	₹	418	₹	175,194
Additions		961		185		6,989		1,134		2		9,271
Additions through business combinations		—		—		347		336		3		686
Disposals		(30)		(170)		(1,716)		(417)		(105)		(2,438)
Translation adjustment		—		6		127		6		1		140

As at September 30, 2021	₹	4,746	₹	39,435	₹	116,602	₹	21,751	₹	319	₹	182,853
Accumulated depreciation/ impairment:
As at April 1, 2021	₹	—	₹	8,785	₹	85,040	₹	15,089	₹	397	₹	109,311
Depreciation and impairment		—		843		5,933		1,029		5		7,810
Disposals		—		(170)		(1,457)		(371)		(104)		(2,102)
Translation adjustment		—		1		100		13		1		115

As at September 30, 2021	₹	—	₹	9,459	₹	89,616	₹	15,760	₹	299	₹	115,134
Capital work-in-progress											₹	21,094

Net carrying value including Capital work-in-progress as at September 30, 2021											₹	88,813

Gross carrying value:
As at April 1, 2021	₹	3,815	₹	39,414	₹	110,855	₹	20,692	₹	418	₹	175,194
Additions		1,031		1,676		19,411		2,384		7		24,509
Additions through business combinations		—		—		370		335		3		708
Disposals		(30)		(440)		(7,863)		(826)		(115)		(9,274)
Translation adjustment		(3)		36		698		60		4		795

As at March 31, 2022	₹	4,813	₹	40,686	₹	123,471	₹	22,645	₹	317	₹	191,932
Accumulated depreciation/ impairment:
As at April 1, 2021	₹	—	₹	8,785	₹	85,040	₹	15,089	₹	397	₹	109,311
Depreciation and impairment		—		1,536		12,305		2,141		10		15,992
Disposals		—		(346)		(7,451)		(725)		(112)		(8,634)
Translation adjustment		—		28		571		52		2		653

As at March 31, 2022	₹	—	₹	10,003	₹	90,465	₹	16,557	₹	297	₹	117,322
Capital work-in-progress											₹	16,288

Net carrying value including Capital work-in-progress as at March 31, 2022											₹	90,898

Gross carrying value:
As at April 1, 2022	₹	4,813	₹	40,686	₹	123,471	₹	22,645	₹	317	₹	191,932
Additions		—		54		6,390		855		3		7,302
Additions through business combinations		—		7		357		6		3		373
Disposals		(3)		(47)		(1,361)		(79)		(1)		(1,491)
Translation adjustment		(9)		(60)		307		(25)		—		213

As at September 30, 2022	₹	4,801	₹	40,640	₹	129,164	₹	23,402	₹	322	₹	198,329
Accumulated depreciation/ impairment:
As at April 1, 2022	₹	—	₹	10,003	₹	90,465	₹	16,557	₹	297	₹	117,322
Depreciation and impairment		—		618		6,777		1,097		4		8,496
Disposals		—		(40)		(1,298)		(77)		(1)		(1,416)
Translation adjustment		—		(9)		353		(4)		—		340

As at September 30, 2022	₹	—	₹	10,572	₹	96,297	₹	17,573	₹	300	₹	124,742
Capital work-in-progress											₹	17,666

Net carrying value including Capital work-in-progress as at September 30, 2022											₹	91,253

*	Including net carrying value of computer equipment and software amounting to ₹ 20,020, ₹ 25,162 and ₹ 24,873, as at September 30, 2021, March 31, 2022 and September 30, 2022, respectively.

5. Right-of-Use assets

	Category of Right-of-Use asset
	Land		Buildings		Plant and equipment*		Vehicles		Total
Gross carrying value:
As at April 1, 2021	₹	2,082	₹	18,844	₹	3,918	₹	926	₹	25,770
Additions		15		3,367		380		65		3,827
Additions through business combinations		—		2,922		—		36		2,958
Disposals		(801)		(1,477)		(920)		(57)		(3,255)
Translation adjustment		—		(36)		29		(2)		(9)

As at September 30, 2021	₹	1,296	₹	23,620	₹	3,407	₹	968	₹	29,291

Accumulated depreciation:
As at April 1, 2021	₹	55	₹	6,703	₹	2,157	₹	435	₹	9,350
Depreciation		14		2,747		482		143		3,386
Disposals		(20)		(1,133)		(573)		(40)		(1,766)
Translation adjustment		—		(3)		21		(2)		16

As at September 30, 2021	₹	49	₹	8,314	₹	2,087	₹	536	₹	10,986

Net carrying value as at September 30, 2021									₹	18,305

Gross carrying value:
As at April 1, 2021	₹	2,082	₹	18,844	₹	3,918	₹	926	₹	25,770
Additions		15		7,517		429		105		8,066
Additions through business combinations		—		2,920		—		36		2,956
Disposals		(819)		(3,360)		(1,861)		(149)		(6,189)
Translation adjustment		—		72		25		(14)		83

As at March 31, 2022	₹	1,278	₹	25,993	₹	2,511	₹	904	₹	30,686

Accumulated depreciation:
As at April 1, 2021	₹	55	₹	6,703	₹	2,157	₹	435	₹	9,350
Depreciation		24		5,572		849		264		6,709
Disposals		(21)		(2,667)		(1,518)		(121)		(4,327)
Translation adjustment		—		68		24		(8)		84

As at March 31, 2022	₹	58	₹	9,676	₹	1,512	₹	570	₹	11,816

Net carrying value as at March 31, 2022									₹	18,870

Gross carrying value:
As at April 1, 2022	₹	1,278	₹	25,993	₹	2,511	₹	904	₹	30,686
Additions		—		3,433		314		88		3,835
Additions through business combinations		—		201		—		—		201
Disposals		—		(1,962)		—		(152)		(2,114)
Translation adjustment		—		(101)		(35)		(33)		(169)

As at September 30, 2022	₹	1,278	₹	27,564	₹	2,790	₹	807	₹	32,439

Accumulated depreciation:
As at April 1, 2022	₹	58	₹	9,676	₹	1,512	₹	570	₹	11,816
Depreciation		9		2,786		273		124		3,192
Disposals		—		(1,713)		—		(122)		(1,835)
Translation adjustment		—		(27)		4		(19)		(42)

As at September 30, 2022	₹	67	₹	10,722	₹	1,789	₹	553	₹	13,131

Net carrying value as at September 30, 2022									₹	19,308

*	Including net carrying value of computer equipment and software amounting to ₹ 7, ₹ 6 and ₹ 5, as at September 30, 2021, March 31, 2022 and September 30, 2022, respectively

6. Goodwill and intangible assets

The movement in goodwill balance is given below:

	For the period ended
	March 31, 2022		September 30, 2022
Balance at the beginning of the period	₹	139,127	₹	246,989
Translation adjustment		5,293		14,220
Acquisition through business combinations* (Refer to Note 7)		102,569		41,399

Balance at the end of the period	₹	246,989	₹	302,608

*

Acquisition through business combinations for the year ended March 31, 2022 and six months ended September 30, 2022 is after considering the impact of ₹ 116 and ₹ 58 towards measurement period changes in purchase price allocation of acquisitions made during the year ended March 31, 2021 and 2022, respectively.

The movement in intangible assets is given below:

	Intangible assets
	Customer- related		Marketing- related		Total
Gross carrying value:
As at April 1, 2021	₹	26,326	₹	1,611	₹	27,937
Acquisition through business combinations		26,021		8,544		34,565
Deductions/adjustments		(9,225)		(214)		(9,439)
Translation adjustment		309		(11)		298

As at September 30, 2021	₹	43,431	₹	9,930	₹	53,361
Accumulated amortization/ impairment:
As at April 1, 2021	₹	14,248	₹	604	₹	14,852
Amortization and impairment		4,329		582		4,911
Deductions/Adjustments		(9,225)		(214)		(9,439)
Translation adjustment		223		6		229

As at September 30, 2021	₹	9,575	₹	978	₹	10,553

Net carrying value as at September 30, 2021	₹	33,856	₹	8,952	₹	42,808

Gross carrying value:
As at April 1, 2021	₹	26,326	₹	1,611	₹	27,937
Acquisition through business combinations		27,834		9,814		37,648
Deductions/adjustments		(11,984)		(215)		(12,199)
Translation adjustment		1,190		218		1,408

As at March 31, 2022	₹	43,366	₹	11,428	₹	54,794
Accumulated amortization/ impairment:
As at April 1, 2021	₹	14,248	₹	604	₹	14,852
Amortization and impairment		6,872		1,338		8,210
Deductions/adjustments		(11,984)		(215)		(12,199)
Translation adjustment		347		29		376

As at March 31, 2022	₹	9,483	₹	1,756	₹	11,239

Net carrying value as at March 31, 2022	₹	33,883	₹	9,672	₹	43,555

Gross carrying value:
As at April 1, 2022	₹	43,366	₹	11,428	₹	54,794
Acquisition through business combinations (Refer to Note 7)		5,480		482		5,962
Deductions/adjustments (1)		(39)		—		(39)
Translation adjustment		2,713		720		3,433

As at September 30, 2022	₹	51,520	₹	12,630	₹	64,150
Accumulated amortization/ impairment:
As at April 1, 2022	₹	9,483	₹	1,756	₹	11,239
Amortization and impairment		3,111		908		4,019
Translation adjustment		486		99		585

As at September 30, 2022	₹	13,080	₹	2,763	₹	15,843

Net carrying value as at As at September 30, 2022	₹	38,440	₹	9,867	₹	48,307

(1)	Includes ₹ 39 towards measurement period adjustment in customer-related intangible in an acquisition completed during the year ended March 31, 2022.

Amortization expense on intangible assets is included in selling and marketing expenses in the interim condensed consolidated statement of income.

7. Business combinations

Summary of acquisitions during the six months ended September 30, 2022 is given below:

During the six months ended September 30, 2022, the Company has completed two business combinations by acquiring 100% equity interest in:

(a)

Convergence Acceleration Solutions, LLC (“CAS Group”), a US-based consulting and program management company that specializes in driving large-scale business and technology transformation for Fortune 100 communications service providers. The acquisition advances the Company’s strategic consulting capabilities as we help our clients drive large scale business and technology transformation. The acquisition was consummated on April 11, 2022, for total consideration (upfront cash to acquire control and contingent consideration) of ₹ 5,587.

(b)

Rizing Intermediate Holdings, Inc and its subsidiaries (“Rizing”), a global SAP consulting firm with industry expertise and consulting capabilities in enterprise asset management, consumer industries, and human experience management. Rizing complements the Company in capabilities (EAM, HCM and S/4HANA), in industries such as Energy and Utilities, Retail and Consumer Products, Manufacturing and Hi Tech in geographies across North America, Europe, Asia, and Australia. The acquisition was consummated on May 20, 2022, for a total cash consideration of ₹ 44,622.

The following table presents the purchase price allocation:

Description	CAS Group		Rizing
Net assets	₹	524	₹	4,120
Fair value of customer-related intangibles		1,617		3,863
Fair value of marketing-related intangibles		—		482
Deferred tax liabilities on intangible assets		—		(1,738)

Total	₹	2,141	₹	6,727

Goodwill		3,446		37,895

Total purchase price	₹	5,587	₹	44,622

Net Assets include:
Cash and cash equivalents	₹	127	₹	2,117
Fair value of acquired trade receivables included in net assets	₹	451	₹	3,228
Gross contractual amount of acquired trade receivables	₹	451	₹	3,241
Less: Allowance for lifetime expected credit loss		—		(13)

Transaction costs included in general and administrative expenses	₹	19	₹	99

The purchase price allocation for CAS Group and Rizing is provisional and will be finalized as soon as practicable within the measurement period, but in no event later than one year following the date of acquisition.

The goodwill of ₹ 41,341 comprises value of acquired workforce and expected synergies arising from the business combination. Goodwill is allocated to IT Services segment and is not deductible for income tax purposes except for CAS group in the United States of America.

The total consideration of CAS Group includes a contingent consideration linked to achievement of revenues and earnings over a period of 3 years ending December 31, 2024, and range of contingent consideration payable is between ₹ Nil and ₹ 2,277. The fair value of the contingent consideration is estimated by applying the discounted cash-flow approach considering discount rate of 4.58% and probability adjusted revenue and earnings estimates. The undiscounted fair value of contingent consideration is ₹ 1,804 as at the date of acquisition. The discounted fair value of contingent consideration of ₹ 1,662 is recorded as part of provisional purchase price allocation.

The pro-forma effects of acquisition during the three and six months ended September 30, 2022, on the Company’s results were not material.

8. Investments

	As at
	March 31, 2022		September 30, 2022
Non-current
Financial instruments at FVTPL
Equity instruments	₹	1,976	₹	3,472
Fixed maturity plan mutual funds		513		511
Financial instruments at FVTOCI
Equity instruments		14,963		16,863
Financial instruments at amortized cost
Inter corporate and term deposits		1,657		420

	₹	19,109	₹	21,266
Current
Financial instruments at FVTPL
Short-term mutual funds	₹	15,550	₹	39,204
Financial instruments at FVTOCI
Non-convertible debentures, government securities, commercial papers, certificate of deposit and bonds		204,839		219,644

	As at
	March 31, 2022		September 30, 2022
Financial instruments at amortized cost
Inter corporate and term deposits*		21,266		15,493

	₹	241,655	₹	274,341

	₹	260,764	₹	295,607

*

These deposits earn a fixed rate of interest. Term deposits include current deposits in lien with banks primarily on account of term deposits held as margin money deposits against guarantees amounting to ₹ 662 (March 31, 2022: Term deposits current of ₹ 654).

9. Inventories

	As at
	March 31, 2022		September 30, 2022
Stores and spare parts	₹	28	₹	19
Finished and Traded goods		1,306		1,987

	₹	1,334	₹	2,006

10. Cash and cash equivalents

	As at
	March 31, 2022		September 30, 2022
Cash and bank balances	₹	61,882	₹	52,489
Demand deposits with banks*		41,954		20,534

	₹	103,836	₹	73,023

*	These deposits can be withdrawn by the Company at any time without prior notice and without any penalty on the principal.

Cash and cash equivalents consist of the following for the purpose of the statement of cash flows:

	As at
	September 30, 2021		September 30, 2022
Cash and cash equivalents	₹	142,026	₹	73,023
Bank overdrafts		(9)		(2)

	₹	142,017	₹	73,021

11. Other financial assets

	As at
	March 31, 2022		September 30, 2022
Non-current
Security deposits	₹	1,396	₹	1,582
Finance lease receivables		4,262		4,002
Others		426		496

	₹	6,084	₹	6,080
Current
Security deposits	₹	1,513	₹	1,500
Dues from officers and employees		1,301		1,573
Interest receivables		1,835		1,411
Finance lease receivables		5,065		6,154
Deposit in interim dividend account		27,410		—
Others		5,790		244

	₹	42,914	₹	10,882

	₹	48,998	₹	16,962

12. Other assets

	As at
	March 31, 2022		September 30, 2022
Non-current
Prepaid expenses	₹	7,079	₹	6,903
Costs to obtain contract (1)		3,128		3,125
Costs to fulfil contract (2)		295		288
Others		4,324		4,556

	₹	14,826	₹	14,872
Current
Prepaid expenses	₹	15,839	₹	19,633
Dues from officers and employees		251		789
Advance to suppliers		3,179		3,053
Balance with GST and other authorities		7,566		8,705

	As at
	March 31, 2022		September 30, 2022
Costs to obtain contract (1)		820		887
Costs to fulfil contract (2)		55		59
Others		1,223		2,142

	₹	28,933	₹	35,268

	₹	43,759	₹	50,140

(1)

Costs to obtain contract amortization is ₹ 224 and ₹ 226 during the three months ended September 30, 2021 and 2022 respectively, ₹ 452 and ₹ 440 during the six months ended September 30, 2021 and 2022 respectively.

(2)

Costs to fulfil contract amortization is ₹ 13 and ₹ 14 during the three months ended September 30, 2021 and 2022 respectively, ₹ 26 and ₹ 28 during the six months ended September 30, 2021 and 2022 respectively.

13. Loans, borrowings and bank overdrafts

	As at
	March 31, 2022		September 30, 2022
Non-current
Unsecured Notes 2026	₹	56,403	₹	60,599
Loans from institutions other than banks		60		57

	₹	56,463	₹	60,656
Current
Borrowings from Banks	₹	95,143	₹	109,773
Loans from institutions other than banks		87		59
Bank overdrafts		3		2

	₹	95,233	₹	109,834

	₹	151,696	₹	170,490

14. Other financial liabilities

	As at
	March 31, 2022		September 30, 2022
Non-current
Contingent consideration (Refer to Note 17)	₹	2,423	₹	2,438
Cash Settled ADS RSUs		2		—
Deposits and others		536		508

	₹	2,961	₹	2,946
Current
Contingent consideration (Refer to Note 17)	₹	1,906	₹	2,556
Advance from customers		1,582		1,520
Cash Settled ADS RSUs		18		6
Interim dividend payable		27,337		—
Capital Creditors		626		561
Deposits and others		1,641		1,180

	₹	33,110	₹	5,823

	₹	36,071	₹	8,769

15. Other liabilities

	As at
	March 31, 2022		September 30, 2022
Non-current
Employee benefits obligations	₹	2,720	₹	3,033
Others		4,851		5,496

	₹	7,571	₹	8,529
Current
Employee benefits obligations	₹	15,310	₹	16,898
Statutory and other liabilities		10,933		15,241
Advance from customers		629		576
Others		522		529

	₹	27,394	₹	33,244

	₹	34,965	₹	41,773

16. Provisions

	As at
	March 31, 2022		September 30, 2022
Non-current
Provision for warranty	₹	1		^

	₹	1	₹	^
Current
Provision for warranty	₹	294	₹	366
Provision for onerous contracts		1,946		1,697
Others		531		498

	₹	2,771	₹	2,561

	₹	2,772	₹	2,561

^	Value is less than ₹ 1

17. Financial instruments:

Derivative assets and liabilities:

The Company is exposed to currency fluctuations on foreign currency assets / liabilities, forecasted cash flows denominated in foreign currency and net investment in foreign operations. The company is also exposed to interest rate fluctuations on investments in floating rate financial assets. The Company follows established risk management policies, including the use of derivatives to hedge foreign currency assets / liabilities, interest rates, foreign currency forecasted cash flows and net investment in foreign operations. The counter parties in these derivative instruments are primarily banks and the Company considers the risks of non-performance by the counterparty as non-material.

The following table presents the aggregate contracted principal amounts of the Company’s derivative contracts outstanding:

	(in millions)
	As at
	March 31, 2022				September 30, 2022
	Notional		Fair value		Notional		Fair value
Designated derivative instruments
Sell: Forward contracts	USD	1,413	₹	509	USD	1,134	₹	(3,391)
		€191	₹	668		€138	₹	971
		£173	₹	645		£137	₹	1,521
	AUD	170	₹	(217)	AUD	137	₹	540

Range forward option contracts	USD	493	₹	217	USD	897	₹	(1,349)
		€6	₹	8		€55	₹	245
		£28	₹	119		£65	₹	473
	AUD	11	₹	(6)	AUD	44	₹	170

Interest Rate Swaps	INR	—	₹	—	INR	5,000	₹	(144)
	USD	—	₹	—	USD	100	₹	178

Non-designated derivative instruments
Sell: Forward contracts*	USD	1,452	₹	536	USD	1,645	₹	(1,635)
		€109	₹	1		€204	₹	110
		£91	₹	81		£116	₹	130
	AUD	47	₹	(122)	AUD	65	₹	233
	SGD	4	₹	(1)	SGD	12	₹	14
	ZAR	8	₹	^	ZAR	—	₹	—
	CAD	47	₹	(25)	CAD	83	₹	225
	SAR	33	₹	(1)	SAR	112	₹	(2)
	PLN	14	₹	(2)	PLN	29	₹	7
	CHF	5	₹	(5)	CHF	4	₹	6
	QAR	11	₹	(4)	QAR	4	₹	(2)
	TRY	30	₹	6	TRY	30	₹	(8)
	NOK	13	₹	(3)	NOK	13	₹	10
	OMR	2	₹	^	OMR	1	₹	^
	SEK	17	₹	(2)	SEK	3	₹	(1)
	JPY	513	₹	20	JPY	940	₹	13
	DKK	2	₹	^	DKK	2	₹	1
	AED	—	₹	—	AED	38	₹	^
	CNH	—	₹	—	CNH	1	₹	1

	(in millions)
	As at
	March 31, 2022				September 30, 2022
	Notional		Fair value		Notional		Fair value
Buy: Forward contracts	SEK	22	₹	2	SEK	—	₹	—
	DKK	16	₹	(2)	DKK	—	₹	—
	CHF	2	₹	(1)	CHF	—	₹	—
	AED	26	₹	^	AED	5	₹	^
	JPY	447	₹	(18)	JPY	—	₹	—
	CNH	11	₹	^	CNH	—	₹	—
	NOK	12	₹	(1)	NOK	12	₹	1
	QAR	—	₹	—	QAR	4	₹	2
	ZAR	—	₹	—	ZAR	7	₹	^
	USD	—	₹	—	USD	4	₹	(2)

Interest Rate Swaps	INR	4,750	₹	3	INR	—	₹	—

			₹	2,405			₹	(1,683)

^	Value is less than ₹ 1
*	USD 1,452 and USD 1,645 includes USD/PHP sell forward of USD 86 and USD 56 as at March 31, 2022 and September 30, 2022, respectively.

Hedge effectiveness is determined at the inception of the hedge relationship, and through periodic prospective effectiveness assessments to ensure that an economic relationship exists between the hedged item and hedging instrument, including whether the hedging instrument is expected to offset changes in cash flows of hedged items.

The following table summarizes activity in the cash flow hedging reserve within equity related to all derivative instruments classified as cash flow hedges:

	Six months ended September 30,
	2021		2022
Balance as at the beginning of the period	₹	2,182	₹	1,943
Changes in fair value of effective portion of derivatives		2,703		(1,569)
Net (gain)/loss reclassified to statement of income on occurrence of hedged transactions*		(1,723)		(1,160)

Gain/(loss) on cash flow hedging derivatives, net	₹	980	₹	(2,729)
Translation (gain)/loss		—		(6)

Balance as at the end of the period	₹	3,162	₹	(792)
Deferred tax thereon		(813)		141

Balance as at the end of the period, net of deferred tax	₹	2,349	₹	(651)

*

Includes net (gain)/loss reclassified to revenue of ₹ (2,291) and ₹ (640) for the six months ended September 30, 2021, and 2022, respectively and net (gain)/loss reclassified to cost of revenues of ₹ 568 and ₹ (520) for the six months ended September 30, 2021, and 2022, respectively.

As at September 30, 2021 and 2022, there were no significant gains or losses on derivative transactions or portions thereof that have become ineffective as hedges or associated with an underlying exposure that did not occur.

Fair value:

Financial assets and liabilities include cash and cash equivalents, trade receivables, unbilled receivables, finance lease receivables, employee and other advances, eligible current and non-current assets, loans, borrowings and bank overdrafts, trade payables and accrued expenses, and eligible current liabilities and non-current liabilities.

The fair value of cash and cash equivalents, trade receivables, unbilled receivables, loans, borrowings and bank overdrafts, trade payables and accrued expenses, other current financial assets and liabilities approximate their carrying amount largely due to the short-term nature of these instruments. The Company’s long-term debt has been contracted at market rates of interest. Accordingly, the carrying value of such long-term debt approximates fair value. Further, finance lease receivables are periodically evaluated based on individual credit worthiness of customers. Based on this evaluation, the Company records allowance for estimated losses on these receivables. As at March 31, 2022 and September 30, 2022, the carrying value of such receivables, net of allowances approximates the fair value.

Investments in short-term mutual funds and fixed maturity plan mutual funds, which are classified as FVTPL are measured using net asset values at the reporting date multiplied by the quantity held. Fair value of investments in non-convertible debentures, government securities, commercial papers, certificate of deposit and bonds classified as FVTOCI is determined based on the indicative quotes of price and yields prevailing in the market at the reporting date. Fair value of investments in equity instruments classified as FVTOCI or FVTPL is determined using market multiples method.

The fair value of derivative financial instruments is determined based on observable market inputs including currency spot and forward rates, yield curves, currency volatility etc.

Fair value hierarchy

The table below analyses financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3 – Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The following table presents fair value hierarchy of assets and liabilities measured at fair value on a recurring basis:

Particular	As at March 31, 2022								As at September 30, 2022
	Fair value measurements at reporting date								Fair value measurements at reporting date
	Total		Level 1		Level 2		Level 3		Total		Level 1		Level 2		Level 3
Assets
Derivative instruments:
Cash flow hedges	₹	2,242	₹	—	₹	2,242	₹	—	₹	4,321	₹	—	₹	4,321	₹	—
Others		796		—		796		—		1,456		—		1,456		—
Investments:
Short-term mutual funds		15,550		15,550		—		—		39,204		39,204		—		—
Fixed maturity plan mutual funds		513		—		513		—		511		—		511		—
Equity instruments		16,939		41		574		16,324		20,335		41		807		19,487
Non-convertible debentures, government securities, commercial papers, certificate of deposit and bonds		204,839		1,251		203,588		—		219,644		1,220		218,424		—

Liabilities
Derivative instruments:
Cash flow hedges	₹	(299)	₹	—	₹	(299)	₹	—	₹	(5,107)	₹	—	₹	(5,107)	₹	—
Others		(334)		—		(334)		—		(2,353)		—		(2,353)		—
Contingent consideration		(4,329)		—		—		(4,329)		(4,994)		—		—		(4,994)

The following methods and assumptions were used to estimate the fair value of the level 2 financial instruments included in the above table.

Derivative instruments (assets and liabilities): The Company enters into derivative financial instruments with various counterparties, primarily banks with investment grade credit ratings. Derivatives valued using valuation techniques with market observable inputs are mainly interest rate swaps, foreign exchange forward contracts and foreign exchange option contracts. The most frequently applied valuation techniques include forward pricing, swap models and Black Scholes models (for option valuation), using present value calculations. The models incorporate various inputs including the credit quality of counterparties, foreign exchange spot and forward rates, interest rate curves and forward rate curves of the underlying. As at September 30, 2022, the changes in counterparty credit risk had no material effect on the hedge effectiveness assessment for derivatives designated in hedge relationships and other financial instruments recognized at fair value.

Investment in Non-convertible debentures, government securities, commercial papers, certificate of deposit and bonds: Fair value of these instruments is derived based on the indicative quotes of price and yields prevailing in the market as at reporting date.

Investment in equity instruments and fixed maturity plan mutual funds: Fair value of these instruments is derived based on the indicative quotes of price prevailing in the market as at reporting date.

The following methods and assumptions were used to estimate the fair value of the level 3 financial instruments included in the above table.

Investment in equity instruments: Fair value of these instruments is determined using market multiples method.

Details of assets and liabilities considered under Level 3 classification

	As at
Investment in equity instruments	March 31, 2022		September 30, 2022
Balance at the beginning of the period	₹	10,227	₹	16,324
Additions		3,973		1,318
Disposals		(7,697)		(216)
Unrealized gain recognized in statement of income		40		33
Gain recognized in other comprehensive income		9,423		1,200
Translation adjustment		358		828

Balance at the end of the period	₹	16,324	₹	19,487

	As at
Contingent consideration	March 31, 2022		September 30, 2022
Balance at the beginning of the period	₹	(2,293)	₹	(4,329)
Additions		(2,533)		(1,662)
Reversals		468		271
Payouts		309		1,169
Finance expense recognized in statement of income		(117)		(95)
Translation adjustment		(163)		(348)

Balance at the end of the period	₹	(4,329)	₹	(4,994)

18. Foreign currency translation reserve and Other reserves

The movement in foreign currency translation reserve attributable to equity holders of the Company is summarized below:

	Six months ended September 30,
	2021		2022
Balance at the beginning of the period	₹	22,936	₹	26,850
Translation difference related to foreign operations, net		117		8,622
Reclassification of foreign currency translation differences on sale of investment in associates and liquidation of subsidiaries to statement of income		(35)		(23)

Balance at the end of the period	₹	23,018	₹	35,449

The movement in other reserves is summarized below:

	Other Reserves
Particulars	Remeasurements of the defined benefit plans		Investment in debt instruments measured at fair value through OCI		Investment in equity instruments measured at fair value through OCI		Capital Redemption Reserve
As at April 1, 2021	₹	(897)	₹	4,237	₹	1,378	₹	1,122
Other comprehensive income		(779)		(193)		5,605		—
As at September 30, 2021	₹	(1,676)	₹	4,044	₹	6,983	₹	1,122

As at April 1, 2022	₹	(498)	₹	3,018	₹	10,088	₹	1,122
Other comprehensive income		607		(3,954)		1,513		—
As at September 30, 2022	₹	109	₹	(936)	₹	11,601	₹	1,122

19. Income taxes

	Three months ended September 30,				Six months ended September 30,
	2021		2022		2021		2022
Income tax expense as per the interim condensed consolidated statement of income	₹	8,259	₹	7,710	₹	14,484	₹	15,641
Income tax included in other comprehensive income on:
Gains/(losses) on investment securities		465		(14)		852		(407)
Gains/(losses) on cash flow hedging derivatives		533		(154)		361		(607)
Remeasurements of the defined benefit plans		54		54		(268)		149

	₹	9,311	₹	7,596	₹	15,429	₹	14,776

Income tax expense consists of the following:

	Three months ended September 30,				Six months ended September 30,
	2021		2022		2021		2022
Current taxes	₹	8,674	₹	8,570	₹	15,415	₹	17,599
Deferred taxes		(415)		(860)	₹	(931)		(1,958)

	₹	8,259	₹	7,710	₹	14,484	₹	15,641

Income tax expenses are net of (provision recorded)/reversal of taxes pertaining to earlier periods, amounting to ₹ 453 and ₹ 224 for the three months ended September 30, 2021 and 2022, and ₹ 3,220 and ₹ 292 for the six months ended September 30, 2021 and 2022.

20. Revenues

The tables below present disaggregated revenue from contracts with customers by business segment, sector and nature of contract. The Company believes that the below disaggregation best depicts the nature, amount, timing and uncertainty of revenue and cash flows from economic factors.

Information on disaggregation of revenues for the three months ended September 30, 2021 is as follows:

	IT Services										IT Products		ISRE		Total
	Americas 1		Americas 2		Europe		APMEA		Total
A. Revenue
Rendering of services	₹	52,997	₹	58,998	₹	58,328	₹	22,590	₹	192,913	₹	—	₹	1,867	₹	194,780
Sale of products		—		—		—		—		—		1,894		—		1,894

	₹	52,997	₹	58,998	₹	58,328	₹	22,590	₹	192,913	₹	1,894	₹	1,867	₹	196,674

B. Revenue by sector
Banking, Financial Services and Insurance	₹	144	₹	35,865	₹	23,545	₹	7,596	₹	67,150
Health		18,297		25		3,338		857		22,517
Consumer		22,012		597		7,708		3,031		33,348
Communications		2,318		295		3,489		3,581		9,683
Energy, Natural Resources and Utilities		153		8,972		9,848		4,818		23,791
Manufacturing		59		6,384		5,791		749		12,983
Technology		10,014		6,860		4,609		1,958		23,441

	₹	52,997	₹	58,998	₹	58,328	₹	22,590	₹	192,913	₹	1,894	₹	1,867	₹	196,674

C. Revenue by nature of contract
Fixed price and volume based	₹	28,707	₹	32,917	₹	34,868	₹	13,978	₹	110,470	₹	—	₹	1,378	₹	111,848
Time and materials		24,290		26,081		23,460		8,612		82,443		—		489		82,932
Products		—		—		—		—		—		1,894		—		1,894

	₹	52,997	₹	58,998	₹	58,328	₹	22,590	₹	192,913	₹	1,894	₹	1,867	₹	196,674

Information on disaggregation of revenues for the three months ended September 30, 2022 is as follows:

	IT Services										IT Products		ISRE		Total
	Americas 1		Americas 2		Europe		APMEA		Total
A. Revenue
Rendering of services	₹	65,080	₹	69,710	₹	62,358	₹	25,424	₹	222,572	₹	—	₹	1,576	₹	224,148
Sale of products		—		—		—		—		—		1,249		—		1,249

	₹	65,080	₹	69,710	₹	62,358	₹	25,424	₹	222,572	₹	1,249	₹	1,576	₹	225,397

B. Revenue by sector
Banking, Financial Services and Insurance	₹	1,301	₹	43,158	₹	25,201	₹	8,561	₹	78,221
Health		20,004		69		4,495		1,029		25,597
Consumer		27,732		996		9,158		4,043		41,929
Communications		3,481		363		3,366		3,622		10,832
Energy, Natural Resources and Utilities		195		9,668		9,576		5,435		24,874
Manufacturing		50		8,500		5,975		843		15,368
Technology		12,317		6,956		4,587		1,891		25,751

	₹	65,080	₹	69,710	₹	62,358	₹	25,424	₹	222,572	₹	1,249	₹	1,576	₹	225,397

C. Revenue by nature of contract
Fixed price and volume based	₹	37,312	₹	35,121	₹	34,876	₹	14,686	₹	121,995	₹	—	₹	1,222	₹	123,217
Time and materials		27,768		34,589		27,482		10,738		100,577		—		354		100,931
Products		—		—		—		—		—		1,249		—		1,249

	₹	65,080	₹	69,710	₹	62,358	₹	25,424	₹	222,572	₹	1,249	₹	1,576	₹	225,397

Information on disaggregation of revenues for the six months ended September 30, 2021 is as follows:

	IT Services										IT Products		ISRE		Total
	Americas 1		Americas 2		Europe		APMEA		Total
A. Revenue
Rendering of services	₹	102,408	₹	113,742	₹	112,392	₹	43,647	₹	372,189	₹	—	₹	3,804	₹	375,993
Sale of products		—		—		—		—		—		3,205		—		3,205

	₹	102,408	₹	113,742	₹	112,392	₹	43,647	₹	372,189	₹	3,205	₹	3,804	₹	379,198

B. Revenue by sector
Banking, Financial Services and Insurance	₹	742	₹	67,808	₹	44,310	₹	14,163	₹	127,023
Health		35,575		45		6,575		1,592		43,787
Consumer		42,155		1,172		15,327		5,756		64,410
Communications		4,333		597		6,364		7,474		18,768
Energy, Natural Resources and Utilities		322		18,381		19,085		9,551		47,339
Manufacturing		107		12,323		11,583		1,494		25,507
Technology		19,174		13,416		9,148		3,617		45,355

	₹	102,408	₹	113,742	₹	112,392	₹	43,647	₹	372,189	₹	3,205	₹	3,804	₹	379,198

C. Revenue by nature of contract
Fixed price and volume based	₹	55,713	₹	64,626	₹	68,392	₹	27,661	₹	216,392	₹	—	₹	3,043	₹	219,435
Time and material		46,695		49,116		44,000		15,986		155,797		—		761		156,558
Products		—		—		—		—		—		3,205		—		3,205

	₹	102,408	₹	113,742	₹	112,392	₹	43,647	₹	372,189	₹	3,205	₹	3,804	₹	379,198

Information on disaggregation of revenues for the six months ended September 30, 2022 is as follows:

	IT Services										IT Products		ISRE		Total
	Americas 1		Americas 2		Europe		APMEA		Total
A. Revenue
Rendering of services	₹	126,520	₹	136,010	₹	122,315	₹	49,541	₹	434,386	₹	—	₹	3,102	₹	437,488
Sale of products		—		—		—		—		—		3,195		—		3,195

	₹	126,520	₹	136,010	₹	122,315	₹	49,541	₹	434,386	₹	3,195	₹	3,102	₹	440,683

B. Revenue by sector
Banking, Financial Services and Insurance	₹	2,386	₹	84,146	₹	49,737	₹	16,885	₹	153,154
Health		39,448		111		8,424		1,906		49,889
Consumer		53,453		1,892		17,978		7,676		80,999
Communications		6,673		704		6,500		7,505		21,382
Energy, Natural Resources and Utilities		412		18,941		18,880		10,321		48,554
Manufacturing		67		16,343		11,558		1,665		29,633
Technology		24,081		13,873		9,238		3,583		50,775

	₹	126,520	₹	136,010	₹	122,315	₹	49,541	₹	434,386	₹	3,195	₹	3,102	₹	440,683

C. Revenue by nature of contract
Fixed price and volume based	₹	73,196	₹	68,980	₹	68,853	₹	28,769	₹	239,798	₹	—	₹	2,363	₹	242,161
Time and material		53,324		67,030		53,462		20,772		194,588		—		739		195,327
Products		—		—		—		—		—		3,195		—		3,195

	₹	126,520	₹	136,010	₹	122,315	₹	49,541	₹	434,386	₹	3,195	₹	3,102	₹	440,683

21. Expenses by nature

	Three months ended September 30,				Six months ended September 30,
	2021		2022		2021		2022
Employee compensation	₹	111,202	₹	137,261	₹	213,913	₹	263,395
Sub-contracting and technical fees		27,277		29,131		51,896		58,585
Cost of hardware and software		1,810		1,328		3,378		3,471
Travel		1,645		3,037		3,080		6,107
Facility expenses		6,220		8,178		11,870		16,054
Depreciation, amortization and impairment		7,717		7,969		16,107		15,707
Communication		1,464		1,496		2,980		3,039
Legal and professional fees		1,720		2,025		3,927		3,572
Rates, taxes and insurance		1,032		1,202		2,033		2,699
Marketing and brand building		510		644		935		1,544
Lifetime expected credit loss/ (write-back)		48		(79)		(205)		(101)
Miscellaneous expenses		2,057		1,759		3,902		4,309

Total cost of revenues, selling and marketing expenses and general and administrative expenses	₹	162,702	₹	193,951	₹	313,816	₹	378,381

22. Finance expenses

	Three months ended September 30,				Six months ended September 30,
	2021		2022		2021		2022
Interest expense	₹	1,459	₹	2,270	₹	2,205	₹	4,315

	₹	1,459	₹	2,270	₹	2,205	₹	4,315

23. Finance and other income and Foreign exchange gains/(losses), net

	Three months ended September 30,				Six months ended September 30,
	2021		2022		2021		2022
Interest income	₹	3,699	₹	3,751	₹	6,308	₹	7,330
Dividend income		—		—		2		2
Exchange fluctuation gain on foreign currency borrowings		(5)		—		1,485		—
Net gain from investments classified as FVTPL		260		298		573		414
Net gain from investments classified as FVTOCI		160		(9)		365		(16)

Finance and other income	₹	4,114	₹	4,040	₹	8,733	₹	7,730

Foreign exchange gains/(losses), net, on financial instruments measured at FVTPL	₹	1,041	₹	(569)	₹	325	₹	(2,320)
Other foreign exchange gains/(losses), net		(108)		1,626		1,768		4,411

Foreign exchange gains/(losses), net	₹	933	₹	1,057	₹	2,093	₹	2,091

24. Earnings per share:

A reconciliation of profit for the period and equity shares used in the computation of basic and diluted earnings per equity share is set out below:

Basic: Basic earnings per share is calculated by dividing the profit attributable to equity shareholders of the Company by the weighted average number of equity shares outstanding during the period, excluding equity shares purchased by the Company and held as treasury shares.

	Three months ended September 30,				Six months ended September 30,
	2021		2022		2021		2022
Profit attributable to equity holders of the Company	₹	29,307	₹	26,590	₹	61,628	₹	52,226
Weighted average number of equity shares outstanding		5,464,831,135		5,476,167,685		5,464,021,919		5,473,962,200

Basic earnings per share	₹	5.36	₹	4.86	₹	11.28	₹	9.55

Diluted: Diluted earnings per share is calculated by adjusting the weighted average number of equity shares outstanding during the period for assumed conversion of all dilutive potential equity shares. Employee share options are dilutive potential equity shares for the Company.

The calculation is performed in respect of share options to determine the number of shares that could have been acquired at fair value (determined as the average market price of the Company’s shares during the period). The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options.

	Three months ended September 30,				Six months ended September 30,
	2021		2022		2021		2022
Profit attributable to equity holders of the Company	₹	29,307	₹	26,590	₹	61,628	₹	52,226
Weighted average number of equity shares outstanding		5,464,831,135		5,476,167,685		5,464,021,919		5,473,962,200
Effect of dilutive equivalent share options		15,659,225		8,617,369		14,275,839		12,119,740

Weighted average number of equity shares for diluted earnings per share		5,480,490,360		5,484,785,054		5,478,297,758		5,486,081,940

Diluted earnings per share	₹	5.35	₹	4.85	₹	11.25	₹	9.52

25. Employee compensation

	Three months ended September 30,				Six months ended September 30,
	2021		2022		2021		2022
Salaries and bonus	₹	106,461	₹	131,301	₹	204,660	₹	251,442
Employee benefits plans		4,089		4,838		7,624		9,386
Share-based compensation*		652		1,122		1,629		2,567

	₹	111,202	₹	137,261	₹	213,913	₹	263,395

*	Includes ₹ 30 and ₹ (7) for the six months ended September 30, 2021, and 2022 respectively, towards cash settled ADS RSUs.

The employee benefit cost is recognized in the following line items in the interim condensed consolidated statement of income:

	Three months ended September 30,				Six months ended September 30,
	2021		2022		2021		2022
Cost of revenues	₹	94,080	₹	116,518	₹	181,772	₹	224,382
Selling and marketing expenses		10,522		11,396		19,644		22,518
General and administrative expenses		6,600		9,347		12,497		16,495

	₹	111,202	₹	137,261	₹	213,913	₹	263,395

The Company has granted 109,746 and 283,015 options under RSU option plan during the three and six months ended September 30, 2022 (42,507 and 80,961 for the three and six months September 30, 2021); 529,271 and 1,642,613 options under ADS option plan during the three and six months ended September 30, 2022 (300,926 and 817,768 for the three and six months ended September 30, 2021).

The RSU grants were issued under Wipro Employee Restricted Stock Unit plan 2007 (WSRUP 2007 plan) and the ADS grants were issued under Wipro ADS Restricted Stock Unit Plan (WARSUP 2004 plan).

26. Other operating income

During the six months ended September 30, 2021, the Company sold its investment in Ensono Holdings, LLC as a result of acquisition by another investor for a consideration of ₹ 5,587 and recognized a cumulative gain of ₹ 1,243 (net of tax ₹ 427) in other comprehensive income being profit on sale of investment designated as FVTOCI. The Company also recognized ₹ 1,224 for the six months ended September 30, 2021, under other operating income, net towards change in fair value of callable units pertaining to achievement of cumulative business targets.

During the six months ended September 30, 2021, the Company sold its investment in Denim Group , Ltd. and Denim Group Management, LLC (“Denim Group”) as a result of acquisition of by another investor, for a consideration of ₹ 1,640 and recognized a cumulative gain of ₹ 941 in other operating income, net including reclassification of exchange differences on foreign currency translation.

27. Commitments and contingencies

Capital commitments: As at March 31, 2022 and September 30, 2022 the Company had committed to spend ₹ 11,376 and ₹ 9,145 respectively, under agreements to purchase/ construct property and equipment. These amounts are net of capital advances paid in respect of these purchases.

Guarantees: As at March 31, 2022 and September 30,2022, guarantees provided by banks on behalf of the Company to the Indian Government, customers and certain other agencies aggregate to ₹ 17,094 and ₹ 17,402 respectively, as part of the bank line of credit.

Contingencies and lawsuits: The Company is subject to legal proceedings and claims resulting from tax assessment orders/ penalty notices issued under the Income Tax Act, 1961, which have arisen in the ordinary course of its business. Some of the claims involve complex issues and it is not possible to make a reasonable estimate of the expected financial effect, if any, that will result from ultimate resolution of such proceedings. However, the resolution of these legal proceedings is not likely to have a material and adverse effect on the results of operations or the financial position of the Company.

The Company’s assessments are completed for the years up to March 31, 2018. The Company has received demands on multiple tax issues. These claims are primarily arising out of denial of deduction under section 10A of the Income Tax Act, 1961 in respect of profit earned by the Company’s undertaking in Software Technology Park at Bengaluru, the appeals filed against the said demand before the Appellate authorities have been allowed in favor of the Company by the second appellate authority for the years up to March 31, 2008 which either has been or may be contested by the Income tax authorities before the Hon’ble Supreme Court of India. Other claims relate to disallowance of tax benefits on profits earned from Software Technology Park and Special Economic Zone units, capitalization of research and development expenses, transfer pricing adjustments on intercompany / inter unit transactions and other issues.

Income tax claims against the Company amounting to ₹ 92,476 and ₹ 93,668 are not acknowledged as debt as at March 31, 2022 and September 30, 2022, respectively. These matters are pending before various Appellate Authorities and the management expects its position will likely be upheld on ultimate resolution and will not have a material adverse effect on the Company’s financial position and results of operations.

The contingent liability in respect of disputed demands for excise duty, custom duty, sales tax and other matters amounting to ₹ 12,092 and ₹ 11,966 as of March 31, 2022, and September 30, 2022, respectively. However, the resolution of these disputed demands is not likely to have a material and adverse effect on the results of operations or the financial position of the Company.

The Hon’ble Supreme Court of India, through a ruling in February 2019, provided interpretation on the components of Salary on which the Company and its employees are to contribute towards Provident Fund under the Employee’s Provident Fund Act. Based on the current evaluation, the Company believes it is not probable that certain components of Salary paid by the Company will be subject to contribution towards Provident Fund due to the Hon’ble Supreme Court order. The Company will continue to monitor and evaluate its position based on future events and developments.

28. Segment information

The Company is organized into the following operating segments: IT Services, IT Products and India State Run Enterprise segment (“ISRE”).

IT Services: The IT Services segment primarily consists of IT services offerings to customers organized by four Strategic Market Units (“SMUs”) – Americas 1, Americas 2, Europe and Asia Pacific Middle East Africa (“APMEA”). Americas 1 and Americas 2 are primarily organized by industry sector, while Europe and APMEA are organized by countries.

Americas 1 includes the entire business of Latin America (“LATAM”) and the following industry sectors in the United States of America: healthcare and medical devices, consumer goods and life sciences, retail, transportation and services, communications, media and information services, technology products and platforms. Americas 2 includes the entire business in Canada and the following industry sectors in the United States of America: banking, financial services and insurance, manufacturing, hi-tech, energy and utilities. Europe consists of the United Kingdom and Ireland, Switzerland, Germany, Benelux, the Nordics and Southern Europe. APMEA consists of Australia and New Zealand, India, Middle East, South East Asia, Japan and Africa.

Revenue from each customer is attributed to the respective SMUs based on the location of the customer’s primary buying center of such services. With respect to certain strategic global customers, revenue may be generated from multiple countries based on such customer’s buying centers, but the total revenue related to these strategic global customers are attributed to a single SMU based on the geographical location of key decision makers.

Our IT Services segment provides a range of IT and IT enabled services which include digital strategy advisory, customer centric design, technology consulting, IT consulting, custom application design, development, re-engineering and maintenance, systems integration, package implementation, cloud and infrastructure services, business process services, cloud, mobility and analytics services, research and development and hardware and software design.

IT Products: The Company is a value-added reseller of security, packaged and SaaS software for leading international brands. In certain total outsourcing contracts of the IT Services segment, the Company delivers hardware, software products and other related deliverables. Revenue relating to these items is reported as revenue from the sale of IT Products.

ISRE: This segment consists of IT Services offerings to entities and/or departments owned or controlled by Government of India and/or any State Governments.

The Chairman of the Company has been identified as the Chief Operating Decision Maker (“CODM”) as defined by IFRS 8, “Operating Segments”. The Chairman of the Company evaluates the segments based on their revenue growth and operating income.

Assets and liabilities used in the Company’s business are not identified to any of the operating segments, as these are used interchangeably between segments. Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Information on reportable segments for the three months ended September 30, 2021, is as follows:

	IT Services										IT Products		ISRE		Reconciling Items		Total
	Americas 1		Americas 2		Europe		APMEA		Total
Revenue	₹	53,205	₹	59,260	₹	58,619	₹	22,715	₹	193,799	₹	1,894	₹	1,867	₹	47	₹	197,607
Other operating income		—		—		—		—		15		—		—		—		15
Segment Result		10,521		11,819		9,186		3,028		34,554		94		393		20		35,061
Unallocated										(156)		—		—		—		(156)

Segment Result Total									₹	34,413	₹	94	₹	393	₹	20	₹	34,920
Finance expenses																		(1,459)
Finance and other income																		4,114
Share of net profit/(loss) of associates accounted for using the equity method																		(10)

Profit before tax																	₹	37,565
Income tax expense																		(8,259)

Profit for the period																	₹	29,306

Depreciation, amortization and impairment																	₹	7,717

Information on reportable segments for the three months ended September 30, 2022, is as follows:

	IT Services										IT Products		ISRE		Reconciling Items		Total
	Americas 1		Americas 2		Europe		APMEA		Total
Revenue	₹	65,350	₹	70,030	₹	62,684	₹	25,565	₹	223,629	₹	1,249	₹	1,576	₹	—	₹	226,454
Other operating income		—		—		—		—		—		—		—		—		—
Segment Result		12,358		14,219		7,875		2,194		36,646		(103)		146		(1,341)		35,348
Unallocated										(2,845)		—		—		—		(2,845)

Segment Result Total									₹	33,801	₹	(103)	₹	146	₹	(1,341)	₹	32,503
Finance expenses																		(2,270)
Finance and other income																		4,040
Share of net profit/(loss) of associates accounted for using the equity method																		(72)

Profit before tax																	₹	34,201
Income tax expense																		(7,710)

Profit for the period																	₹	26,491

Depreciation, amortization and impairment																	₹	7,969

Information on reportable segments for the six months ended September 30, 2021, is as follows:

	IT Services										IT Products		ISRE		Reconciling Items		Total
	Americas 1		Americas 2		Europe		APMEA		Total
Revenue	₹	102,888	₹	114,365	₹	113,080	₹	43,947	₹	374,280	₹	3,205	₹	3,804	₹	2	₹	381,291
Other operating income/(loss), net		—		—		—		—		2,165		—		—		—		2,165
Segment Result		19,900		23,169		17,511		6,094		66,674		41		868		(8)		67,575
Unallocated										(100)		—		—		—		(100)

Segment Result Total									₹	68,739	₹	41	₹	868	₹	(8)	₹	69,640
Finance expense																		(2,205)
Finance and other income																		8,733
Share of net profit/(loss) of associates accounted for using the equity method																		(3)

Profit before tax																	₹	76,165
Income tax expense																		(14,484)

Profit for the period																	₹	61,681

Depreciation, amortization and impairment																	₹	16,107

Information on reportable segments for the six months ended September 30, 2022, is as follows:

	IT Services										IT Products		ISRE		Reconciling Items		Total
	Americas 1		Americas 2		Europe		APMEA		Total
Revenue	₹	127,052	₹	136,643	₹	122,960	₹	49,822	₹	436,477	₹	3,195	₹	3,102	₹	—	₹	442,774
Other operating income/(loss), net		—		—		—		—		—		—		—		—		—
Segment Result		23,388		26,673		15,249		3,798		69,108		(158)		319		(1,401)		67,868
Unallocated										(3,475)		—		—		—		(3,475)

Segment Result Total									₹	65,633	₹	(158)	₹	319	₹	(1,401)	₹	64,393
Finance expense																		(4,315)
Finance and other income																		7,730
Share of net profit/(loss) of associates accounted for using the equity method																		(87)

Profit before tax																	₹	67,721
Income tax expense																		(15,641)

Profit for the period																	₹	52,080

Depreciation, amortization and impairment																	₹	15,707

Revenues from India, being Company’s country of domicile, is ₹ 6,382 and ₹ 6,162 for three months ended September 30, 2021, and 2022, respectively and ₹ 12,523 and ₹ 12,669 for six months ended September 30, 2021, and 2022, respectively.

Revenues from United States of America and United Kingdom contributed more than 10% of Company’s total revenues as per table below:

	Three months ended September 30,				Six months ended September 30,
	2021		2022		2021		2022
United States of America	₹	105,210	₹	127,308	₹	201,649	₹	247,799
United Kingdom		25,512		27,753		48,379		54,359

	₹	130,722	₹	155,061	₹	250,028	₹	302,158

No customer individually accounted for more than 10% of the revenues during the three and six months ended September 30, 2021, and 2022.

Management believes that it is currently not practicable to provide disclosure of geographical location wise assets, since the meaningful segregation of the available information is onerous.

Notes:

a)	“Reconciling items” includes elimination of inter-segment transactions and other corporate activities.

b)	Revenue from sale of Company owned intellectual properties is reported as part of IT Services revenues.

c)

For the purpose of segment reporting, the Company has included the impact of foreign exchange gains/(losses), net in revenues (which is reported as a part of operating profit in the interim condensed consolidated statement of income).

d)

Other operating income of ₹ 15 and ₹ Nil is included as part of IT Services segment results for three months ended September 30, 2021 and 2022 respectively and ₹ 2,165 and ₹ Nil is included as part of IT Services segment results for six months ended September 30, 2021 and 2022 respectively. (Refer to Note 26)

e)	Restructuring cost of ₹ 1,360 is included under Reconciling items for the three and six months ended September 30, 2022.

f)

Segment results of IT Services segment are after recognition of share-based compensation expense ₹ 652 and ₹ 1,122 for the three months ended September 30, 2021 and 2022, respectively and ₹ 1,629 and ₹ 2,567 for the six months ended September 30, 2021 and 2022 respectively.

29. List of subsidiaries and investments accounted for using equity method as at September 30, 2022 is provided below:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Attune Consulting India Private Limited			India
Capco Technologies Private Limited			India
Encore Theme Technologies Private Limited (3)			India
Wipro Chengdu Limited			China
Wipro Holdings (UK) Limited			UK
	Designit A/S		Denmark
		Designit Denmark A/S	Denmark
		Designit Germany GmbH	Germany
		Designit Oslo A/S	Norway
		Designit Spain Digital, S.L.U	Spain
		Designit Sweden AB	Sweden
		Designit T.L.V Ltd.	Israel
	Wipro 4C NV		Belgium
		Wipro 4C Consulting France SAS	France
		Wipro 4C Danmark ApS	Denmark
		Wipro 4C Nederland B.V	Netherlands
		Wipro Weare4C UK Limited (1)	UK
	Wipro Bahrain Limited Co. W.L.L		Bahrain
	Wipro Financial Outsourcing Services Limited (Formerly known as Wipro Europe Limited)		UK
		Wipro UK Limited	UK
	Wipro Financial Services UK Limited		UK
	Wipro Gulf LLC		Sultanate of Oman
	Wipro IT Services S.R.L.		Romania
Wipro HR Services India Private Limited			India

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Wipro IT Services Bangladesh Limited			Bangladesh
Wipro IT Services UK Societas			UK
	Cardinal Foreign Holdings S.á.r.l		Luxembourg
		Cardinal Foreign Holdings 2 S.á.r.l (1)	Luxembourg
	PT. WT Indonesia		Indonesia
	Rainbow Software LLC		Iraq
	Wipro Arabia Limited (3)		Saudi Arabia
		Women’s Business Park Technologies Limited (3)	Saudi Arabia
	Wipro Doha LLC (2)		Qatar
	Wipro Holdings Hungary Korlátolt Felelősségű Társaság		Hungary
		Wipro Holdings Investment Korlátolt Felelősségű Társaság	Hungary
	Wipro Information Technology Egypt SAE		Egypt
	Wipro Information Technology Netherlands BV.		Netherlands
		Wipro do Brasil Technologia Ltda (1)	Brazil
		Wipro Information Technology Kazakhstan LLP	Kazakhstan
		Wipro Outsourcing Services (Ireland) Limited	Ireland
		Wipro Portugal S.A. (1)	Portugal
		Wipro Solutions Canada Limited	Canada
		Wipro Technologies Limited	Russia
		Wipro Technologies Peru SAC	Peru
		Wipro Technologies W.T. Sociedad Anonima	Costa Rica
		Wipro Technology Chile SPA	Chile
	Wipro IT Service Ukraine, LLC		Ukraine
	Wipro IT Services Poland SP Z.O.O		Poland
	Wipro Poland SP Z.O.O		Poland
	Wipro Technologies Australia Pty Ltd		Australia
		Wipro Ampion Holdings Pty Ltd (1) (Formerly known as Ampion Holdings Pty Ltd)	Australia
	Wipro Technologies SA		Argentina
	Wipro Technologies SA DE CV		Mexico
	Wipro Technologies South Africa (Proprietary) Limited		South Africa
		Wipro Technologies Nigeria Limited	Nigeria
	Wipro Technologies SRL		Romania
	Wipro (Thailand) Co. Limited		Thailand
Wipro Japan KK			Japan
	Designit Tokyo Co., Ltd.		Japan
Wipro Networks Pte Limited			Singapore
	Wipro (Dalian) Limited		China
	Wipro Technologies SDN BHD		Malaysia
Wipro Overseas IT Services Private Limited			India
Wipro Philippines, Inc.			Philippines
Wipro Shanghai Limited			China
Wipro Trademarks Holding Limited			India
Wipro Travel Services Limited			India
Wipro VLSI Design Services India Private Limited			India
Wipro, LLC			USA
	Wipro Gallagher Solutions, LLC		USA
		Wipro Opus Risk Solutions, LLC	USA
	Wipro Insurance Solutions, LLC		USA

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
	Wipro IT Services, LLC		USA
		Cardinal US Holdings, Inc. (1)	USA
		Convergence Acceleration Solutions, LLC	USA
		Designit North America, Inc.	USA
		Edgile, LLC	USA
		HealthPlan Services, Inc. (1)	USA
		Infocrossing, LLC	USA
		International TechneGroup Incorporated (1)	USA
		LeanSwift Solutions, Inc. (1)	USA
		Rizing Intermediate Holdings, Inc. (1)	USA
		Wipro Appirio, Inc. (1)	USA
		Wipro Designit Services, Inc. (1)	USA
		Wipro US Foundation	USA
		Wipro VLSI Design Services, LLC	USA

The Company controls ‘The Wipro SA Broad Based Ownership Scheme Trust’, ‘Wipro SA Broad Based Ownership Scheme SPV (RF) (PTY) LTD’ incorporated in South Africa and Wipro Foundation in India.

(2)	51% of equity securities of Wipro Doha LLC are held by a local shareholder. However, the beneficial interest in these holdings is with the Company.
(3)

All the above direct subsidiaries are 100% held by the Company except that the Company holds 96.68% of the equity securities of Encore Theme Technologies Private Limited, 66.67% of the equity securities of Wipro Arabia Limited and 55% of the equity securities of Women’s Business Park Technologies Limited are held by Wipro Arabia Limited.

The remaining 3.32% equity securities of Encore Theme Technologies Private Limited will be acquired subject to and after receipt of certain regulatory approvals/confirmations.

(1)

Step Subsidiary details of Wipro Ampion Holdings Pty Ltd, Cardinal Foreign Holdings 2 S.á.r.l, Cardinal US Holdings, Inc., HealthPlan Services, Inc., International TechneGroup Incorporated, LeanSwift Solutions, Inc., Rizing Intermediate Holdings, Inc., Wipro Appirio, Inc., Wipro Designit Services, Inc., Wipro do Brasil Technologia Ltda, Wipro Portugal S.A and Wipro Weare4C UK Limited are as follows:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Wipro Ampion Holdings Pty Ltd (Formerly known as Ampion Holdings Pty Ltd)			Australia
	Wipro Ampion Pty Ltd (Formerly known as Ampion Pty Ltd)		Australia
		Crowdsprint Pty Ltd	Australia
		Wipro Iris Holdco Pty Ltd (4) (Formerly known as Iris Holdco Pty Ltd)	Australia
		Wipro Revolution IT Pty Ltd (Formerly known as Revolution IT Pty Ltd)	Australia
Cardinal Foreign Holdings 2 S.á.r.l			Luxembourg
	Grove Holdings 2 S.á.r.l		Luxembourg
		Capco Brasil Serviços E Consultoria Em Informática Ltda	Brazil

		The Capital Markets Company BV (4)	Belgium
Cardinal US Holdings, Inc.			USA
	ATOM Solutions LLC		USA
	Capco Consulting Services LLC		USA
	Capco RISC Consulting LLC		USA
	The Capital Markets Company LLC		USA
HealthPlan Services, Inc.			USA
	HealthPlan Services Insurance Agency, LLC		USA
International TechneGroup Incorporated			USA
	International TechneGroup Ltd.		UK
	ITI Proficiency Ltd		Israel
	Wipro Italia S.R.L.		Italy

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
		MechWorks S.R.L.	Italy
LeanSwift Solutions, Inc.			USA
	LeanSwift AB		Sweden
	LeanSwift Solutions, LLC		USA
Rizing Intermediate Holdings, Inc.			USA
	Attune Lanka (Pvt) Ltd		Sri Lanka
		Attune Netherlands B.V. (4)	Netherlands
	Rizing Intermediate Inc.		USA
		Rizing Intermediate LLC (4)	USA
Wipro Appirio, Inc.			USA
	Wipro Appirio (Ireland) Limited		Ireland
		Wipro Appirio UK Limited	UK
	Wipro Appirio, K.K.		Japan
	Topcoder, LLC.		USA
Wipro Designit Services, Inc.			USA
	Wipro Designit Services Limited		Ireland
Wipro do Brasil Technologia Ltda			Brazil
	Wipro do Brasil Servicos Ltda		Brazil
	Wipro Do Brasil Sistemetas De Informatica Ltd		Brazil
Wipro Portugal S.A.			Portugal
	Wipro Technologies GmbH		Germany
		Wipro Business Solutions GmbH (4)	Germany
		Wipro IT Services Austria GmbH	Austria
Wipro Weare4C UK Limited			UK
	CloudSocius DMCC		United Arab Emirates

(4)	Step Subsidiary details of Attune Netherlands B.V., Wipro Iris Holdco Pty Ltd, Rizing Intermediate LLC, The Capital Markets Company BV and Wipro Business Solutions GmbH are as follows:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Attune Netherlands B.V.			Netherlands
	Attune Australia Pty Ltd		Australia
	Attune Consulting USA, Inc.		USA
	Attune Germany GmbH		Germany
	Attune Italia S.R.L		Italy
	Attune Management LLC		USA
	Attune UK Ltd.		UK
Wipro Iris Holdco Pty Ltd (Formerly known as Iris Holdco Pty Ltd)			Australia
	Wipro Iris Bidco Pty Ltd (Formerly known as Iris Bidco Pty Ltd)		Australia
		Wipro Shelde Australia Pty Ltd (Formerly known as Shelde Pty Ltd)	Australia
Rizing Intermediate LLC			USA
	Rizing Canada Holdings Corp.		Canada
		Rizing Solutions Canada Inc.	Canada
	Rizing Inc.		USA
		Rizing LLC (5)	USA
The Capital Markets Company BV			Belgium
	CapAfric Consulting (Pty) Ltd		South Africa
	Capco Belgium BV		Belgium
	Capco Consultancy (Malaysia) Sdn. Bhd		Malaysia
	Capco Consultancy (Thailand) Ltd		Thailand
	Capco Consulting Singapore Pte. Ltd		Singapore

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
	Capco Greece Single Member P.C		Greece
	Capco Poland sp. z.o.o		Poland
	The Capital Markets Company (UK) Ltd		UK
		Capco (UK) 1, Limited	UK
	The Capital Markets Company BV		Netherlands
	The Capital Markets Company GmbH		Germany
		Capco Austria GmbH	Austria
	The Capital Markets Company Limited		Hong Kong
		Capco Consulting Services (Guangzhou) Company Limited	China
	The Capital Markets Company Limited		Canada
		Capco (Canada) GP ULC	Canada
	The Capital Markets Company S.á.r.l		Switzerland
		Andrion AG	Switzerland
	The Capital Markets Company S.A.S		France
	The Capital Markets Company s.r.o		Slovakia
Wipro Business Solutions GmbH			Germany
	Wipro Technology Solutions S.R.L		Romania

(5)	Step Subsidiary details of Rizing LLC is as follows:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Rizing LLC			USA
	Aasonn Philippines Inc.		Philippines
	Rizing B.V.		Netherlands
	Rizing Consulting Ireland Limited		Ireland
	Rizing Consulting Pty Ltd.		Australia
	Rizing Geospatial LLC		USA
	Rizing GmbH		Germany
	Rizing Limited		UK
	Rizing Middle East DMCC		United Arab Emirates
	Rizing Pte Ltd.		Singapore
		Rizing New Zealand Ltd.	New Zealand
		Rizing Philippines Inc.	Philippines
		Rizing SDN BHD	Malaysia
		Rizing Solutions Pty Ltd	Australia
		Synchrony Global SDN BHD	Malaysia
	Vesta (Macau) Limited		Macau
	Vesta Middle East FZE		United Arab Emirates

As at September 30, 2022, the Company held 43.7% interest in Drivestream Inc., accounted for using the equity method.

The list of controlled trusts and firms are:

Name of the entity	Country of incorporation
Capco (Canada) LP (6)	Canada
Wipro Equity Reward Trust	India
Wipro Foundation	India

(6)	The Capital Markets Company Limited (Canada) and Capco (Canada) GP ULC act as Limited and General Partners, respectively.

30.

The Indian Parliament has approved the Code on Social Security, 2020 which would impact the contributions by the Company towards Provident Fund and Gratuity. The Ministry of Labour and Employment has released draft rules for the Code on Social Security, 2020 on November 13, 2020, and has invited suggestions from stake holders which are under active consideration by the Ministry. Based on an initial assessment by the Company and its Indian subsidiaries, the additional impact on Provident Fund contributions by the Company and its Indian subsidiaries is not expected to be material, whereas, the likely additional impact on Gratuity liability / contributions by the Company and its Indian subsidiaries could be material. The Company and its Indian subsidiaries will complete their evaluation once the subject rules are notified and will give appropriate impact in the financial statements in the period in which, the Code becomes effective and the related rules to determine the financial impact are published.

As per our report of even date attached	For and on behalf of the Board of Directors

for Deloitte Haskins & Sells LLP	Rishad A. Premji	Deepak M. Satwalekar	Thierry Delaporte
Chartered Accountants	Chairman	Director	Chief Executive Officer and
Firm Registration No: 117366W/W - 100018			Managing Director

Anand Subramanian	Jatin Pravinchandra Dalal		M. Sanaulla Khan
Partner	Chief Financial Officer		Company Secretary
Membership No. 110815
Bengaluru
October 12, 2022